Mail Stop 3561

December 15, 2008

William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 64597

       Re: Central Garden & Pet Company
              Form 10-K
              Filed November 28, 2007
              Definitive Proxy Statement on Schedule 14A
              Filed December 31, 2007
              Form 10-Q
              Filed September 9, 2008
              File No. 001-33268

Dear Mr. Brown:

      We have completed our review of the above-referenced filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Brett Cooper
       Orrick, Herrington & Sutcliffe LLP
       (415) 773-5759